EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	6/30/2010	6/30/2010
EARNINGS
Income Before Income Taxes	$202,021	$282,865	$195,613	$166,801	$201,263	$130,191	$81,719
Fixed Charges (as below)	118,365	151,874	178,067	225,573	215,640	215,460	108,148
Total Earnings	$320,386	$434,739	$373,680	$392,374	$416,903	$345,651	$189,867

FIXED CHARGES
Interest Expense	$106,301	$129,106	$165,405	$209,733	$202,426	$204,822	$103,558
Credit for Allowance for Borrowed Funds Used During Construction	8,764	17,668	6,962	9,040	6,014	3,438	990
Estimated Interest Element in Lease Rentals	3,300	5,100	5,700	6,800	7,200	7,200	3,600
Total Fixed Charges	$118,365	$151,874	$178,067	$225,573	$215,640	$215,460	$108,148

Ratio of Earnings to Fixed Charges	2.70	2.86	2.09	1.73	1.93	1.60	1.75